Lion Lam Diamond Inc.,

14520 Memorial Dr, Suite 206

Houston, Texas 77079

Re: Lion Lam Diamond Inc.,

Item 4.01 Form 8-K

Filed August 20, 2013

File No: 333-172112

August 26, 2013

Dear Ms. Meadows,

In response to your comment letter dated August 22, 2013. The Company has timely filed an amended 8K and briefly discussed the issue for re-audit.

Sincerely yours,

/s/ Cai Yu

Chief Executive Officer/ Chief Financial Officer